Exhibit 4.U

March 10, 2014

DELIVERED VIA EMAIL – delliott@haywood.com

Battle Mountain Gold Inc.
Battle Mountain Gold (USA) Inc.
20th floor – 250 Howe Street
Vancouver, BC Canada V6C 3R8

Attention – David Elliott, Director

SECOND LETTER OF AMENDMENT

Dear David,

Reference is made to the option agreement by and among Battle Mountain Gold Inc. (“BMG”), Battle Mountain Gold (USA) Inc. (“BMG USA”) and Nevada Royalty Corp (“NRC”, formerly Great American Minerals Inc.) dated March 13, 2013 (the “Option Agreement”) and the first amendment letter dated October 23, 1013 by and between the same parties (the “First Amendment”). This Second Letter of Amendment will confirm our agreement to further amend Section 3.2(d) of the Option Agreement from reading “18 months” as provided for in the First Amendment to now reading “30 months”. For further clarity the date referenced in Section 3.2(d) is now October 13, 2015. In consideration of this Second Amendment and further extension of the due date, it is mutually agreed that the due date in Section 3.2(d) will be accelerated to that date which occurs 10 days following the closing of any financing or financings that result in BMG or BMG USA having raised an aggregate total of more than $10 million dollars. For further clarity, if no such aggregate financing or financings is completed the date shall remain October 13, 2015.

Please acknowledge your acceptance and agreement to the above terms and conditions by signing a copy of this letter agreement in the space provided below and returning it to the undersigned. Such signed copy may be delivered by facsimile or any other means of electronic transmission, and each of which so signed will be deemed to be an original and notwithstanding the date of execution will be deemed to bear the date set out above.

Nevada Royalty Corp.

/s/ William M. Sheriff
William M. Sheriff, Director

Battle Mountain Gold Inc.	Battle Mountain Gold (USA), Inc.

/s/ David Elliott	/s/ David Elliott
David Elliott, Director	David Elliott, Director

E-579